September 2, 2014

Filed via EDGAR

Mr. Lyn Shenk
Branch Chief
United States Securities and
Exchange Commission
100 “F” Street, NE
Washington, D.C. 20549

Re:    DineEquity, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 26, 2014
File No. 001-15283

Dear Mr. Shenk:

As the Chief Financial Officer of DineEquity, Inc., I am providing our response to the Staff’s comment raised in its letter dated August 19, 2014. For ease of reference, the Staff’s comment is reproduced below in its entirety, and the Company’s response immediately follows.

Consolidated Balance Sheets, page 64

1.	We note that current assets includes approximately $49 million of prepaid gift cards. Please tell us the nature of and your accounting for this asset.

Response

As the franchisor of the Applebee's® and IHOP® restaurant systems, we administer gift card programs for each brand. The balance sheet line item “Prepaid gift cards” consists of direct costs paid by us related to the sale of branded gift cards redeemable at our franchised and company-operated restaurants. These expenditures primarily are third party distributor costs (e.g., fees charged by third parties to sell gift cards in retail outlets other than our restaurants), transaction processing costs and the cost of the gift cards themselves (primarily the component plastic cost).

These costs are capitalized on our balance sheet when paid. Related sales of the gift cards are recorded as “Gift card liability” on our balance sheet until the cards are redeemed in our franchised and company-operated restaurants. If the gift card is redeemed at a franchised restaurant, both the gift card liability and the related asset are removed from our balance sheet, with the net amount remitted to the franchisee at whose restaurant the card was redeemed. As 99% of our restaurants are franchised and the substantial majority of gift cards are redeemed at franchised restaurants, the substantial majority of the deferred costs of the program are ultimately passed through to the franchisees and thus do not impact our consolidated statement of comprehensive income.

Upon redemption of a gift card at a company-operated restaurant, we recognize the revenue from the sale recorded at the restaurant, reduce the gift card liability and expense the related previously capitalized “Prepaid gift cards” costs.

We hope our response appropriately addresses the Staff’s comment. Please contact me at (818) 637-3101 should you require additional information or have any questions.

Additionally, we hereby acknowledge that:

•	DineEquity, Inc. is responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	DineEquity, Inc. may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Thomas. W. Emrey
Thomas W. Emrey
Chief Financial Officer
(Principal Financial Officer)